NEWS RELEASE

BESRA EXPANDS HIGHER GRADE GOLD ZONE AT BAU GOLDFIELD, EAST MALAYSIA

Toronto, November 27, 2012 – Besra (TSX: BEZ) (ASX: BEZ) (FRANKFURT:OP6) (OTCQX: BSRAF) announces further expansion of a higher-grade zone at the Jugan Hill area of the Company’s Bau property in East Malaysia.

Besra’s CEO John Seton, said, “ the confirmation of a substantially higher grade gold zone at Jugan Hill which is now shown to extend to beyond 320 meters vertically below surface reaffirms our confidence in the conceptual model of increasing grade at depth as we continue to move forward with the project.  In the coming weeks, the Company expects to release an updated gold resource estimate from Jugan Hill as part of the Bau Project feasibility study.”

HIGHLIGHTS:

●	Expansion of high grade gold zone at depth in the Jugan Hill Gold Deposit

●	The trend of increasing grade with depth indicates greater development potential

●	Drill holes JUDDH80 and JUDDH79 respectively intersected 24.00m @ 2.68g/t gold (including 15.00m @ 3.86g/t Au) and 26.60m @ 2.12g/t gold (including 15.0m @ 3.33g/t gold) *

* These drill results follow the previously announced result of 24.50m @ 7.15g/t Au in hole JUDDH68A (See Olympus press release dated 20 September 2012)

JUGAN HILL DEPOSIT – LATEST DRILL RESULTS

The current phase of drilling at Jugan Hill commenced in October 2011 and now comprises a total of 17,395.40 meters in seventy-six holes. Since the intersection of 24.5 meters @ 7.15g/t Au in JUDDH68A (See Olympus press release dated September 20, 2012), the Company has completed a further nine holes (JUDDH73 – JUDDH81) designed to assess the continuity and size of this higher-grade zone. Fifty-meter step-out holes JUDDH79 and JUDDH80, drilled approximately 50m beneath (320m below surface) and to each side of JUDDH68A, encountered gold grades that are significantly higher than most of the intercepts drilled at shallower levels in the deposit. JUDDH-79 returned a main intercept of 26.60 meters @ 2.12g/t Au from 316.4 meters down hole, including a higher-grade interval of 15.0 meters @ 3.33g/t Au, whilst JUDDH-80 returned 24.0 meters @ 2.68g/t Au, including 15.0 meters @ 3.86g/t Au.

These results confirm that the deposit grade increases downwards from approximately 275 meters vertically below surface and remains open beyond the current limit of drilling at 320 meters vertical depth.

The long-section showed in the figure below plots gold grade multiplied by mineralized intercept width and generally depicts the gold grade distribution within the deposit. This clearly shows the top of the higher-grade zone that remains open at depth.

Figure 1: Grade x Intercept long section showing higher-grade zone open at depth

The increasing gold grade with depth substantiates the analogy of the Bau Gold trend with the prolific Carlin gold trend in Nevada. The mineralization remains open along-strike as well as down-dip. This highlights the potential for further resource expansion.

The trend of increasing grade with depth also highlights the potential for possible underground mining beneath the currently proposed open-pit development.

Besra is now updating the resource model and expects to announce a new Jugan Hill resource estimate during the current quarter. Assay results from the latest holes are shown in the table below, while full results of all drill holes drilled by Besra in the current programme are tabulated in Appendix A.

True Widths Undetermined
Hole No	From (m)	To (m)	Length (m)	Au (g/t)
JUDDH-73	210.00	213.00	3.00	0.99
JUDDH-73	215.00	218.00	3.00	0.6
JUDDH-73	224.00	243.00	19.00	0.89
JUDDH-73	250.00	265.00	15.00	1.69

JUDDH-74	288.00	294.00	6.00	1.57
JUDDH-74	323.00	324.00	1.00	2.27
JUDDH-75	227.00	234.00	7.00	1.11
JUDDH-75	244.00	290.00	46.00	1.24
JUDDH-75	295.30	316.30	21.00	1.25
JUDDH-76	260.00	279.20	19.20	3.14
JUDDH-76 - incl	267.35	279.20	11.85	4.65
JUDDH-76	291.00	298.00	7.00	0.62
JUDDH-76	302.35	311.00	8.65	3.09
JUDDH-76 - incl	308.00	309.00	1.00	16.00
JUDDH-77	216.00	219.00	3.00	1.63
JUDDH-77	279.00	289.00	10.00	2.94
JUDDH-77 - incl	282.00	289.00	7.00	3.84
JUDDH-78	249.00	250.00	1.00	0.83
JUDDH-78	266.00	268.00	2.00	0.68
JUDDH-78	293.00	317.00	24.00	0.97
JUDDH-78 - incl	293.00	304.00	11.00	1.77
JUDDH-78 - and	294.00	299.00	5.00	2.79
JUDDH-79	316.40	343.00	26.60	2.12
JUDDH-79 - incl	320.00	335.00	15.00	3.33
JUDDH-79	353.00	355.00	2.00	1.58
JUDDH-79	363.00	365.00	2.00	3.38
JUDDH-80	315.00	339.00	24.00	2.68
JUDDH-80 - incl	315.00	330.00	15.00	3.86
JUDDH-80	344.40	349.00	4.60	4.69
JUDDH-80 - incl	347.00	348.00	1.00	16.60
JUDDH-80	352.00	357.00	5.00	4.87
JUDDH-80	362.00	367.00	5.00	0.69
JUDDH-81	307.00	331.10	24.10	1.31
JUDDH-81 - incl	312.00	331.10	19.10	1.55

BAU PROJECT BACKGROUND

Besra has been aggressively exploring the seventeen km long Bau Central gold trend since first acquiring the property in 2009. The Bau gold trend contains thirty-four known gold prospects, at various stages of exploration advancement. The current JORC/NI43-101 global resource stands at 913,500 oz Au “measured and indicated” (17,058,000 tonnes @ 1.67g/t Au) and 2,108,100 oz Au “Inferred” (50,062,000 tonnes @ 1.31 g/t Au). Geological, geophysical and geochemical studies and on-going drilling programmes are in progress to further expand and up-grade this resource.

The Bau property is a brown-field project, spread over a large geographic area in which the Company is in a consortium with a Malaysian company with material Bumiputra interest that owns rights to consolidated mining tenements covering much of the historic Bau Goldfield in Sarawak, East Malaysia.

The Bau Goldfield has been intermittently mined since the mid-19th Century. Historic production is estimated at >3-4M oz gold. The most recent was the Tai Parit mine which closed in 1996 after producing 1.2M oz gold from a single open-pit averaging 7g/t Au.

The Bau Goldfield lies within the Borneo metalliferous belt, which contains several other important gold mining camps, including: Kelian, Mamut (gold-copper) and Mt Muro.

The geology and mineralization of the Bau Goldfield has been compared with that of the Carlin District of Nevada, USA (cumulative production > 60M oz).

The goldfield has previously been explored by a number of companies, including Menzies Gold NL, Cameco, Gencor and RGC, but this is the first time that detailed and systematic exploration has been conducted using modern exploration techniques over the whole goldfield for a sustained period.

Besra is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold production capacity in Vietnam over the next two years and simultaneously introduce new production capacity from Bau Central. The company also contemplates a substantial increase of its attributed gold resources through continued exploration of its advanced properties having demonstrably large upside potential.

BESRA GOLD INC.

John A.G. Seton
Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President Investor Relations
T: (416) 572-2525
F: (416) 572-4202
TF: 1-888-902-5522
TF: 800-308-602 (Australia)
ir@besra.com
www.besra.com

The technical information in this press release has been prepared under the supervision of Mr. Rod Murfitt who is a member of the Australasian Institute of Mining and Metallurgy (AusIMM), a “ Competent Person”, as defined in the 2004 Edition of the “ Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve” and a “ Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Mr. Murfitt is a full-time consultant to the Company and is not “ independent” within the meaning of National Instrument 43-101. Mr. Murfitt consents to the inclusion in this press release of the technical information, in the form, and context in which it appears.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

APPENDIX A: Jugan Hill Drill Results (as of 1 October, 2012)

True Widths Undetermined

Hole No	From (m)	To (m)	Length (m)	Au (g/t)
JUDDH-06	No Significant intersections
JUDDH-07	4.00	6.00	2.00	0.79
JUDDH-08	0.00	2.00	2.00	0.77
JUDDH-09	0.80	9.00	8.20	1.26
JUDDH-10	22.70	25.00	2.30	0.55
JUDDH-10	233.00	236.00	3.00	1.04
JUDDH-10	243.00	244.00	1.00	0.55
JUDDH-10	264.00	265.00	1.00	0.70
JUDDH-10	287.00	295.00	8.00	1.21
JUDDH-10	320.00	322.00	2.00	0.75
JUDDH-10	328.00	333.00	5.00	1.07
JUDDH-10	352.00	353.00	1.00	0.66
JUDDH-10	360.00	361.00	1.00	1.10
JUDDH-10	367.00	370.00	3.00	0.65
JUDDH-10	450.00	451.00	1.00	0.54
JUDDH-10	457.00	458.35	1.35	1.06

JUDDH-11	0.00	78.30	78.30	2.01
JUDDH-11 - incl	0.00	11.00	11.00	4.40
JUDDH-11 - incl	17.00	28.00	11.00	3.90
JUDDH-11 - incl	39.00	43.00	4.00	4.05
JUDDH-12	18.00	21.00	3.00	0.84
JUDDH-12	28.60	36.00	7.40	0.84
JUDDH-12	40.00	51.80	11.80	1.23
JUDDH-12	58.00	82.00	24.00	2.32
JUDDH-12 - incl	65.00	74.00	9.00	3.87
JUDDH-13	0.00	16.50	16.50	3.08
JUDDH-13 - incl	3.00	9.00	6.00	5.75
JUDDH-13 - and	3.00	5.00	2.00	9.13
JUDDH-14	0.00	68.50	68.50	1.00
JUDDH-14 - incl	27.00	60.00	33.00	1.46
JUDDH-14 - and	51.00	58.00	7.00	3.21
JUDDH-15	0.00	2.60	2.60	0.91
JUDDH-15	0.00	8.00	8.00	0.62
JUDDH-15	14.00	39.00	25.00	1.77
JUDDH-15	41.00	64.00	23.00	1.62
JUDDH-15	71.00	81.50	10.50	1.99
JUDDH-16	2.00	9.70	7.70	0.93
JUDDH-16	13.00	15.00	2.00	0.77
JUDDH-16	19.00	36.00	17.00	0.72
JUDDH-16	39.00	60.35	21.35	1.74
JUDDH-16 - incl	41.00	45.85	4.85	4.67
JUDDH-17	0.00	3.50	3.50	0.95
JUDDH-17	26.90	28.00	1.10	1.00
JUDDH-17	32.00	36.00	4.00	2.65
JUDDH-17	62.00	92.00	30.00	1.53
JUDDH-18	22.00	87.40	65.40	1.79
JUDDH-19	0.00	4.40	4.40	0.51
JUDDH-19	26.60	27.20	0.60	1.09
JUDDH-19	66.70	76.70	10.00	0.67
JUDDH-20	1.30	7.30	6.00	2.21
JUDDH-20 - incl	4.30	6.30	2.00	4.07
JUDDH-20	13.30	62.15	48.85	1.98
JUDDH-20 - incl	16.30	18.30	2.00	3.93
JUDDH-20 - incl	22.30	26.50	4.20	6.30
JUDDH-20 - with	23.30	24.50	1.20	15.30
JUDDH-20 - incl	37.50	40.00	2.50	4.39
JUDDH-20 - incl	36.50	42.85	6.35	2.48
JUDDH-20 - incl	45.40	62.15	16.75	2.13
JUDDH-21	0.00	15.00	15.00	1.07
JUDDH-21	31.00	32.00	1.00	0.55
JUDDH-22	65.50	71.00	5.50	2.39
JUDDH-23	1.70	11.00	9.30	0.93
JUDDH-23	27.00	65.10	38.10	3.91
JUDDH-24	4.00	20.00	16.00	1.94

JUDDH-24	24.00	38.00	14.00	1.86
JUDDH-24	43.20	44.40	1.20	0.69
JUDDH-25	265.00	291.00	26.00	0.54
JUDDH-25 - incl	265.00	272.00	7.00	0.88
JUDDH-26	211.00	235.00	24.00	1.52
JUDDH-26	245.00	247.00	2.00	0.60
JUDDH-27	0.00	2.00	2.00	2.28
JUDDH-27	5.00	5.70	0.70	0.99
JUDDH-27	77.10	94.00	16.90	2.14
JUDDH-28	168.00	169.00	1.00	1.74
JUDDH-28	222.00	252.00	30.00	0.82
JUDDH-28 - incl	232.00	240.00	8.00	1.36
JUDDH-29	0.00	3.00	3.00	1.34
JUDDH-30	2.00	6.00	4.00	0.62
JUDDH-31	0.00	40.00	40.00	3.99
JUDDH-31 - incl	2.00	19.00	17.00	5.69
JUDDH-32	241.00	282.00	41.00	1.79
JUDDH-32 - incl	247.00	249.00	2.00	5.24
JUDDH-32	276.00	281.00	5.00	5.24
JUDDH-33	128.00	151.00	23.00	0.87
JUDDH-33 - incl	128.00	139.00	11.00	1.04
JUDDH-33 - incl	146.20	151.00	4.80	1.40
JUDDH-34	33.00	52.00	19.00	0.87
JUDDH-34 - incl	33.00	45.00	12.00	1.19
JUDDH-35	36.00	44.10	8.10	1.09
JUDDH-35	53.50	87.50	34.00	3.01
JUDDH-35 - incl	54.50	63.50	9.00	7.60
JUDDH-36	256.40	297.00	40.60	1.51
JUDDH-36 - incl	313.20	320.00	6.80	2.73
JUDDH-36 - with	317.00	320.00	3.00	5.22
JUDDH-37	163.00	169.00	6.00	0.78
JUDDH-37	182.00	186.00	4.00	0.93
JUDDH-37	190.00	234.00	44.00	1.10
JUDDH-38	9.00	93.00	84.00	0.78
JUDDH-38 - incl	9.00	12.00	3.00	1.22
JUDDH-38 - and	16.00	93.00	77.00	0.79
JUDDH-38 - and	25.10	36.00	10.90	1.02
JUDDH-38 - and	50.00	74.00	24.00	0.98
JUDDH-38 - and	80.00	93.00	13.00	1.31
JUDDH-39	276.00	291.20	15.20	1.32
JUDDH-40	44.00	106.00	62.00	2.02
JUDDH-40 - incl	56.00	71.00	15.00	3.65
JUDDH-41	157.00	163.00	6.00	0.67
JUDDH-41	168.00	184.00	16.00	1.08
JUDDH-41	195.30	200.00	4.70	0.46
JUDDH-42	416.40	417.00	0.60	0.35
JUDDH-43	7.00	14.00	7.00	0.89
JUDDH-43	33.00	73.00	40.00	1.18

JUDDH-44	2.70	55.40	52.70	4.64
JUDDH-44 - incl	6.00	27.00	21.00	6.80
JUDDH-44 - incl	23.00	27.00	4.00	11.97
JUDDH-45	4.00	10.00	6.00	0.66
JUDDH-45	26.00	65.50	39.50	1.91
JUDDH-45 - incl	47.00	65.50	18.50	3.39
JUDDH-46	181.00	184.00	3.00	0.73
JUDDH-46	194.00	195.00	1.00	0.53
JUDDH-46 - incl	199.00	232.00	33.00	0.88
JUDDH-46 - incl	199.00	202.10	3.10	1.73
JUDDH-46 - incl	215.00	231.00	16.00	1.00
JUDDH-47	0.00	1.50	1.50	0.85
JUDDH-47	14.30	25.00	10.70	1.02
JUDDH-47	32.00	74.95	42.95	1.36
JUDDH-48	0.00	29.30	29.30	2.94
JUDDH-48	36.00	37.00	1.00	0.62
JUDDH-48	42.70	96.00	53.30	1.41
JUDDH-48 - incl	19.00	22.00	3.00	10.05
JUDDH-49	313.00	324.00	11.00	2.58
JUDDH-49	338.00	343.00	5.00	1.36
JUDDH-49	348.00	352.30	4.30	1.72
JUDDH-50	0.00	5.00	5.00	1.00
JUDDH-50	16.70	77.80	61.10	2.40
JUDDH-50 - incl	19.00	21.00	2.00	5.93
JUDDH-50 - incl	29.00	36.00	7.00	5.36
JUDDH-50 - incl	57.00	62.70	5.70	3.53
JUDDH-50 - incl	67.00	71.00	4.00	3.90
JUDDH-51	187.00	199.00	12.00	0.65
JUDDH-51	203.00	237.00	34.00	2.47
JUDDH-51 - incl	225.00	233.80	8.80	3.52
JUDDH-51	240.00	260.30	20.30	1.13
JUDDH-51	269.00	286.00	17.00	1.66
JUDDH-52	205.00	218.00	13.00	1.10
JUDDH-52	231.00	243.00	12.00	0.94
JUDDH-53	285.00	321.00	36.00	1.15
JUDDH-53 - incl	287.00	299.00	12.00	1.43
JUDDH-53 - incl	305.00	316.00	11.00	1.35
JUDDH-54	139.00	141.00	2.00	0.72
JUDDH-54	149.00	150.00	1.00	0.50
JUDDH-54	153.00	154.00	1.00	0.90
JUDDH-54	206.00	210.00	4.00	1.19
JUDDH-54	243.00	248.20	5.20	0.85
JUDDH-55	175.00	177.00	2.00	1.19
JUDDH-55	182.00	189.00	7.00	0.75
JUDDH-55	201.00	224.00	23.00	0.92
JUDDH-55	227.00	230.00	3.00	1.14
JUDDH-56	331.80	341.00	9.20	1.88
JUDDH-57	192.00	196.00	4.00	1.75
JUDDH-57	201.00	234.00	33.00	1.48

JUDDH-57	237.00	243.00	6.00	2.26
JUDDH-57	248.00	248.90	0.90	0.67
JUDDH-58	263.00	287.00	24.00	1.76
JUDDH-58 - incl	267.00	274.00	7.00	3.27
JUDDH-59	202.00	203.90	1.90	0.79
JUDDH-59	209.10	209.50	0.40	14.10
JUDDH-59	224.00	233.00	9.00	0.95
JUDDH-59	237.00	239.20	2.20	0.75
JUDDH-59	242.00	274.40	32.40	1.92
JUDDH-59 - incl	246.00	274.00	28.00	2.21
JUDDH-60	221.15	263.00	41.85	1.55
JUDDH-60 - incl	221.15	235.00	13.85	1.76
JUDDH-60- incl	249.00	263.00	14.00	2.25
JUDDH-61	232.00	268.40	36.40	1.40
JUDDH-61 - incl	260.00	268.40	8.40	2.44
JUDDH-62	No significant Intersections
JUDDH-63	208.00	256.00	48.00	1.05
JUDDH-64	No significant Intersections
JUDDH-65	239.00	240.00	1.00	0.76
JUDDH-66	226.30	232.00	5.70	1.10
JUDDH-66	239.00	254.00	15.00	1.41
JUDDH-66 -incl	251.00	253.00	2.00	5.23
JUDDH-66	271.80	282.10	10.30	0.73
JUDDH-67	Hole abandoned
JUDDH-67A	285.00	291.20	6.20	0.86
JUDDH-68	Hole abandoned
JUDDH-68A	317.50	342.00	24.50	7.15
JUDDH-68A - incl	320.00	331.50	11.50	10.42
JUDDH-69	Hole abandoned
JUDDH-69A	215.00	216.00	1.00	0.58
JUDDH-69A	223.00	270.00	47.00	1.05
JUDDH-69A - incl	231.00	241.00	10.00	1.68
JUDDH-69A	275.00	279.00	4.00	0.89
JUDDH-70	87.00	94.00	7.00	1.13
JUDDH-70 - and	105.00	127.00	22.00	1.44
JUDDH-70 - incl	111.00	118.00	7.00	2.70
JUDDH-70 - and	134.40	174.65	40.25	0.86
JUDDH-70 - incl	151.00	157.00	6.00	1.55
JUDDH-70 - incl	165.00	174.00	9.00	1.27
JUDDH-71	98.00	161.00	63.00	1.58
JUDDH-71 - incl	110.00	119.00	9.00	2.28
JUDDH-71 - incl	136.00	146.00	10.00	3.17
JUDDH-72	28.70	49.00	20.30	1.24

JUDDH-72	53.00	91.00	38.00	2.08
JUDDH-72 - incl	60.00	65.00	5.00	3.00
JUDDH-72 - incl	86.00	90.00	4.00	3.74
JUDDH-73	210.00	213.00	3.00	0.99
JUDDH-73	215.00	218.00	3.00	0.6
JUDDH-73	224.00	243.00	19.00	0.89
JUDDH-73	250.00	265.00	15.00	1.69
JUDDH-74	288.00	294.00	6.00	1.57
JUDDH-74	323.00	324.00	1.00	2.27
JUDDH-75	227.00	234.00	7.00	1.11
JUDDH-75	244.00	290.00	46.00	1.24
JUDDH-75	295.30	316.30	21.00	1.25
JUDDH-76	260.00	279.20	19.20	3.14
JUDDH-76 - incl	267.35	279.20	11.85	4.65
JUDDH-76	291.00	298.00	7.00	0.62
JUDDH-76	302.35	311.00	8.65	3.09
JUDDH-76 - incl	308.00	309.00	1.00	16.00
JUDDH-77	216.00	219.00	3.00	1.63
JUDDH-77	279.00	289.00	10.00	2.94
JUDDH-77 - incl	282.00	289.00	7.00	3.84
JUDDH-78	249.00	250.00	1.00	0.83
JUDDH-78	266.00	268.00	2.00	0.68
JUDDH-78	293.00	317.00	24.00	0.97
JUDDH-78 - incl	293.00	304.00	11.00	1.77
JUDDH-78 - and	294.00	299.00	5.00	2.79
JUDDH-79	316.40	343.00	26.60	2.12
JUDDH-79 - incl	320.00	335.00	15.00	3.33
JUDDH-79	353.00	355.00	2.00	1.58
JUDDH-79	363.00	365.00	2.00	3.38
JUDDH-80	315.00	339.00	24.00	2.68
JUDDH-80 - incl	315.00	330.00	15.00	3.86
JUDDH-80	344.40	349.00	4.60	4.69
JUDDH-80 - incl	347.00	348.00	1.00	16.60
JUDDH-80	352.00	357.00	5.00	4.87
JUDDH-80	362.00	367.00	5.00	0.69
JUDDH-81	307.00	331.10	24.10	1.31
JUDDH-81 - incl	312.00	331.10	19.10	1.55

Drill core is either PQ or HQ in size. Holes are routinely surveyed and all core is oriented. Holes are geologically logged and samples selected for analysis. Olympus prepares and despatches samples directly to SGS laboratories. Olympus operates a QAQC protocol that incorporates standards, duplicates and blanks in each batch of samples submitted for analysis.

Gold is analysed by Fire Assay using a 50g charge with a AAS finish and a detection limit of 0.01ppm gold.